SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on June 24, 2015.

By letter dated June 24, 2015, the Company has celebrated a sale agreement of a fraction of 1,643 hectares of “Fon Fon” crop farm located at Santa Cruz de la Sierra (Bolivia) for a total amount of USD 7,210,000 (USD/ha 4,388). As of today, the possession has been delivered and we received the payment of USD 1,500,000. The remaining amount will be cancelled in six semi-annual installments initiating on December of the current year and ending on June 2018 with the sign of the deed.

The net profit will be approximately ARS 26.5 million, that will be recognized in the Consolidated Financial Statements during next quarter ended as of June 2015.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 24, 2015